EXHIBIT 12.1
Delta Air Lines, Inc.
Computation of Ratio of Earnings to Fixed Charges (1)

	Successor					Predecessor
					Eight Months	Four Months
	Three Months Ended		Year Ended		Ended	Ended	Year Ended
	March 31,		December 31,		December 31,	April 30,	December 31,
(in millions, except for ratio data)	2010(2)	2009(3)	2009(4)	2008(5)	2007	2007(6)	2006(7)	2005(8)

(Loss) earnings:
(Loss) earnings before income taxes	$(246)	$(794)	$(1,581)	$(9,041)	$525	$1,294	$(6,968)	$(3,859)

Add (deduct):
Fixed charges from below	352	354	1,416	805	432	285	970	1,274
Capitalized interest	(2)	(6)	(12)	(23)	(8)	(3)	(8)	(9)

Earnings (loss) as adjusted	$104	$(446)	$(177)	$(8,259)	$949	$1,576	$(6,006)	$(2,594)

Fixed charges:
Interest expense, including capitalized amounts and amortization of debt costs	328	314	1,290	728	398	265	878	1,041
Preference security dividend	—	—	—	—	—	—	2	18
Portion of rental expense representative of the interest factor	24	40	126	77	34	20	90	215

Fixed charges	$352	$354	$1,416	$805	$432	$285	$970	$1,274

Ratio of earnings (loss) to fixed charges(9)	0.30	(1.26)	(0.13)	(10.26)	2.20	5.53	(6.19)	(2.04)

(1)	References to “Successor” refer to Delta on or after May 1, 2007, after giving effect to (1) the cancellation of Delta common stock issued prior to the effective date of Delta’s emergence from bankruptcy on April 30, 2007; (2) the issuance of new Delta common stock and certain debt securities in accordance with Delta’s Joint Plan of Reorganization; and (3) the application of fresh start reporting. References to “Predecessor” refer to Delta prior to May 1, 2007.

(2)	Includes (a) $54 million in restructuring and merger-related charges associated with (i) integrating the operations of Northwest into Delta, including costs related to information technology, employee relocation and training, and re-branding of aircraft and stations and (ii) employee workforce reduction programs and (b) a $10 million charge due to Venezuela’s devaluation of its currency.

(3)	Includes $99 million in restructuring and merger-related charges associated with (a) integrating the operations of Northwest into Delta, including costs related to information technology, employee relocation and training, and re-branding of aircraft and stations and (b) employee workforce reduction programs.

(4)	Includes (a) $407 million in restructuring and merger-related charges associated with (i) integrating the operations of Northwest into Delta, including costs related to information technology, employee relocation and training, and re-branding of aircraft and stations and (ii) employee workforce reduction programs and (b) an $83 million non-cash loss for the write-off of the unamortized discount on the extinguishment of the Northwest senior secured exit financing facility.

(5)	Includes a $7.3 billion non-cash charge from an impairment of goodwill and other intangible assets and $1.1 billion in primarily non-cash merger-related charges relating to the issuance or vesting of employee equity awards in connection with our merger with Northwest.

(6)	Includes a $1.2 billion non-cash gain for reorganization items.

(7)	Includes a $6.2 billion non-cash charge for reorganization items and a $310 million non-cash charge associated with certain accounting adjustments.

(8)	Includes an $888 million charge for restructuring, asset writedowns, pension settlements and related items, net and an $884 million non-cash charge for reorganization items.

(9)	For the three months ended March 31, 2010 and 2009 and years ended December 31, 2009, 2008, 2006 and 2005, earnings were not sufficient to cover fixed charges by $248 million, $800 million, $1.6 billion, $9.1 billion, $7.0 billion and $3.9 billion, respectively.